Filed by Taylor Morrison Home Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AV Homes, Inc.

(Commission File No. 001-07395)

Exhibit 99.1

News Release

CONTACT: Investor Relations

Taylor Morrison Home Corporation

(480) 734-2060

investor@taylormorrison.com

Taylor Morrison Reports Second Quarter Closings of 1,992, an increase of 7% over the prior year, and Earnings per

Share of $0.52

SCOTTSDALE, Ariz., August 1, 2018 — Taylor Morrison Home Corporation (NYSE: TMHC) today reported second quarter total revenue of $981 million and home closings gross margin, inclusive of capitalized interest, of 18.0 percent leading to diluted earnings per share of $0.52.

Second Quarter 2018 Highlights:

•	Sales per outlet were 2.6

•	Net sales orders were 2,342

•	Home closings were 1,992

•	Total revenue was $981 million

•	Home closings gross margin, inclusive of capitalized interest, was 18.0 percent

•	Net income was $59 million with diluted earnings per share of $0.52

“Our teams across the country once again delivered a solid quarter meeting or exceeding all points of our guidance,” said Chairman and CEO, Sheryl Palmer. “We closed 1,992 homes, nearly a 7 percent increase over the prior year and above our guidance range of 1,800-1,900. Our home closings gross margin was 18 percent, in line with guidance, and especially encouraging knowing we didn’t sacrifice margin for the additional closings.”

For the second quarter, net sales orders were 2,342 with an average community count of 297. The Company ended the quarter with 4,742 units in backlog, a year-over-year increase of 7 percent, with a sales value of more than $2.4 billion.

“Since the AV announcement, our legal, finance and operations teams have been busy working through the standard protocol and required steps to bring this deal to the finish line. In anticipation, we intend to reposition a number of our communities to better synergize products,” said Palmer. “As a result of the repositioning, there will be a short-term reduction in average community count for the third and fourth quarter. That, combined with the early closeouts of some communities due to better than expected sales has led us to adjust our community guidance.”

“It’s an exciting time to be in homebuilding, and an even more exciting time to be a part of the Taylor Morrison family,” added Palmer. “We have a number of items in front of us that can drive both short-term and long-term benefits for our company and we’re at the right spot in the cycle to maximize those benefits. Overall, I’m encouraged by the health of our industry and the economy.”

“Our earnings before income taxes were $79 million, or 8.1 percent of revenue while home closings gross margin, inclusive of capitalized interest, was 18 percent and in-line with our expectations,” said Dave Cone, Executive Vice President and Chief Financial Officer. “We experienced a differentiated geographic and product mix during the quarter and anticipate home closings gross margin to sequentially increase in the third quarter and second half of the year as the geographic and product mix reverts to be more in line with what we experienced in the first quarter.”

Homebuilding inventories were $3.2 billion at the end of the quarter, including 5,599 homes in inventory, compared to 5,188 homes in inventory at the end of the prior year quarter. Homes in inventory at the end of the quarter consisted of 3,612 sold units, 364 model homes and 1,623 inventory units, of which 192 were finished.

“During the second quarter we announced an increase to our corporate revolving credit facility of $100 million to $600 million as a way to create increased flexibility to execute on our capital allocation philosophy,” said Cone. The Company finished the quarter with $321 million in cash and a net homebuilding debt to capitalization ratio of 32.1 percent. As of June 30, 2018, Taylor Morrison owned or controlled approximately 40,000 lots, representing 5.0 years of supply, and is focused on securing land for 2020 and beyond.

“On top of our second quarter successes, I’m equally excited about welcoming two extremely talented individuals to our board,” said Palmer. The Company recently announced the appointment of veteran New York Times executive Denise Warren and former Banana Republic Global President Andrea (Andi) Owen to its Board of Directors. “Each of them brings a diverse skill set and a fresh perspective to our organization. Two of our goals in our director search were to find candidates that could bring a new expertise in reaching customers in the digital age and that could help frame homebuilding as the ultimate retail experience, with knowledge in catering to the younger cohort as that segment continues to grow. We hit a home run on both counts with these two proven leaders.”

Quarterly Financial Comparison

($ thousands)

	Q2 2018	Q2 2017	Q2 2018 vs. Q2 2017
Total Revenue	$980,828	$908,494	8.0%
Home Closings Revenue	$956,565	$889,096	7.6%
Home Closings Gross Margin	$172,044	$164,591	4.5%
	18.0%	18.5%	50 bps decrease
SG&A	$100,065	$95,410	4.9%
% of Home Closings Revenue	10.5%	10.7%	20 bps leverage

Third Quarter and Full Year 2018 Business Outlook for Taylor Morrison Only

Third Quarter 2018:

•	Average active community count is expected to be between 270 and 275

•	Home closings are expected to be between 2,050 to 2,150

•	Home closings margin, inclusive of capitalized interest, is expected to be in the mid-to-high 18 percent range

Full Year 2018:

•	Average active community count is expected to be between 280 and 285

•	Monthly absorption pace is expected to be between 2.4 to 2.5 per outlet on average

•	Home closings are expected to be between 8,400 and 8,800

•	Home closings gross margin, inclusive of capitalized interest, is expected to be accretive to 2017 and be in the mid to high 18 percent range

•	SG&A as a percentage of homebuilding revenue is expected to be in the low 10 percent range

•	Income from unconsolidated joint ventures is expected to be between $8 million and $10 million

•	Land and development spend is expected to be approximately $1.1 billion

•	Effective tax rate is expected to be between 24 and 26 percent

•	Diluted share count is expected to be about 114 million

Earnings Webcast

A public webcast to discuss the second quarter 2018 earnings will be held later today at 8:30 a.m. Eastern time. The participant dial-in is 1 (855) 470-8731 and the passcode is 8879629. More information can be found on the Company’s investor relations website at investors.taylormorrison.com. A webcast replay will also be available on the site later today and will be available for one year from the date of the original earnings call.

About Taylor Morrison

Taylor Morrison Home Corporation (NYSE: TMHC) is a leading national homebuilder and developer that has been recognized as the 2016, 2017 and 2018 America’s Most Trusted® Home Builder by Lifestory Research. Based in Scottsdale, Arizona we operate under two well-established brands, Taylor Morrison and Darling Homes. We serve a wide array of consumer groups from coast to coast, including first-time, move-up, luxury, and 55 plus buyers. In Texas, Darling Homes builds communities with a focus on individuality and custom detail while delivering on the Taylor Morrison standard of excellence.

For more information about Taylor Morrison and Darling Homes please visit www.taylormorrison.com or www.darlinghomes.com.

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Taylor Morrison, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include among other things: changes in general and local economic conditions (including as a result of recent extreme weather conditions); slowdowns or severe downturns in the housing market; homebuyers’ ability to obtain suitable financing; increases in interest rates, taxes or government fees; impacts from the recently enacted tax reform legislation; shortages in, disruptions of and cost of labor; competition in our industry; any increase in unemployment or underemployment; inflation or deflation; the seasonality of our business; our ability to obtain additional performance, payment and completion surety bonds and letters of credit; higher cancellation rates; significant home warranty and construction defect claims; our reliance on subcontractors; failure to manage land acquisitions, inventory and development and construction processes; availability of land and lots; decreases in the market value of our land inventory; new or changes in government regulations and legal challenges; our compliance with environmental laws; our ability to sell mortgages we originate and claims on loans sold to third parties; governmental regulation applicable to our mortgage operations and title services business; the loss of any of our important commercial relationships; our ability to use deferred tax assets; raw materials and building supply shortages and price fluctuations; our concentration of significant operations in certain geographic areas; risks associated with our unconsolidated joint venture arrangements; information technology failures and data security breaches; costs to engage in and the success of future growth or expansion of our operations or acquisitions or disposals of businesses; costs associated with our defined benefit and defined contribution pension schemes; damages associated with any major health and safety incident; our ownership, leasing or occupation of land and the use of hazardous materials; material losses in excess of insurance limits; existing or future litigation, arbitration or other claims; negative publicity or poor relations with the residents of our communities; failure to recruit, retain and develop highly skilled, competent people; utility and resource shortages or rate fluctuations; constriction of the capital markets; risks related to our debt and the agreements governing such debt; our ability to access the capital markets; risks related to our structure and organization; the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes’ ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018 and in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that includes a preliminary Proxy Statement of AV Homes that also constitutes a preliminary Prospectus of Taylor Morrison (the “Proxy Statement/Prospectus”). AV Homes plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and may obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes’ website at http://investors.avhomesinc.com or by contacting AV Homes’ Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Participants in the Merger Solicitation

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes’ directors and executive officers is also included in AV Homes’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.

Taylor Morrison Home Corporation

Condensed Consolidated Statements of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Home closings revenue, net	$956,565	$889,096	$1,689,524	$1,640,581
Land closings revenue	7,997	3,764	13,165	7,120
Financial services revenue	16,266	15,634	30,472	29,883
Total revenues	980,828	908,494	1,733,161	1,677,584
Cost of home closings	784,521	724,505	1,379,427	1,340,800
Cost of land closings	6,444	2,467	10,725	4,867
Financial services expenses	11,152	10,102	21,196	18,804
Total cost of revenues	802,117	737,074	1,411,348	1,364,471
Gross margin	178,711	171,420	321,813	313,113
Sales, commissions and other marketing costs	64,604	61,516	118,302	117,133
General and administrative expenses	35,461	33,894	68,778	67,022
Equity in income of unconsolidated entities	(4,017)	(3,071)	(7,263)	(4,156)
Interest income, net	(276)	(89)	(619)	(179)
Other expense, net	3,654	764	4,092	413
Income before income taxes	79,285	78,406	138,523	132,880
Income tax provision	19,993	22,476	31,699	41,349
Net income before allocation to non-controlling interests	59,292	55,930	106,824	91,531
Net income attributable to non-controlling interests - joint ventures	(140)	(207)	(269)	(198)
Net income before non-controlling interests	59,152	55,723	106,555	91,333
Net income attributable to non-controlling interests	(474)	(28,322)	(3,133)	(54,164)
Net income available to Taylor Morrison Home Corporation	$58,678	$27,401	$103,422	$37,169
Earnings per common share
Basic	$0.53	$0.46	$0.94	$0.76
Diluted	$0.52	$0.46	$0.93	$0.76
Weighted average number of shares of common stock:
Basic	111,347	58,977	110,508	48,822
Diluted	113,482	121,061	115,400	120,895

Taylor Morrison Home Corporation

Condensed Consolidated Balance Sheets

(In thousands)

	June 30, 2018	December 31, 2017
	(Unaudited)
Assets
Cash and cash equivalents	$320,102	$573,925
Restricted cash	1,319	1,578
Total cash, cash equivalents, and restricted cash	321,421	575,503
Owned inventory	3,194,241	2,956,709
Real estate not owned under option agreements	1,462	2,527
Total real estate inventory	3,195,703	2,959,236
Land deposits	40,514	49,768
Mortgage loans held for sale	99,606	187,038
Hedging assets	2,888	1,584
Prepaid expenses and other assets, net	52,029	72,334
Other receivables, net	94,320	94,488
Investments in unconsolidated entities	189,733	192,364
Deferred tax assets, net	117,892	118,138
Property and equipment, net	38,916	7,112
Intangible assets, net	1,601	2,130
Goodwill	66,198	66,198
Total assets	$4,220,821	$4,325,893
Liabilities
Accounts payable	$160,051	$140,165
Accrued expenses and other liabilities	167,315	201,540
Income taxes payable	14,454	4,525
Customer deposits	191,893	132,529
Senior notes, net	1,240,938	1,239,787
Loans payable and other borrowings	136,508	139,453
Revolving credit facility borrowings	—	—
Mortgage warehouse borrowings	49,818	118,822
Liabilities attributable to real estate not owned under option agreements	1,462	2,527
Total liabilities	$1,962,439	$1,979,348
Stockholders’ Equity
Total stockholders’ equity	2,258,382	2,346,545
Total liabilities and stockholders’ equity	$4,220,821	$4,325,893

Homes Closed:	Three Months Ended June 30,
	2018		2017
(Dollars in thousands)	Homes	Value	Homes	Value
East	875	$356,351	780	$317,113
Central	617	294,236	557	266,738
West	500	305,978	526	305,245
Total	1,992	$956,565	1,863	$889,096

Net Sales Orders:	Three Months Ended June 30,
	2018		2017
(Dollars in thousands)	Homes	Value	Homes	Value
East	894	$390,007	1,096	$418,001
Central	832	393,236	677	328,658
West	616	396,123	603	357,319
Total	2,342	$1,179,366	2,376	$1,103,978

Homes Closed:	Six Months Ended June 30,
	2018		2017
(Dollars in thousands)	Homes	Value	Homes	Value
East	1,575	$640,787	1,462	$580,214
Central	1,051	507,701	981	470,203
West	913	541,036	1,050	590,164
Total	3,539	$1,689,524	3,493	$1,640,581

Net Sales Orders:	Six Months Ended June 30,
	2018		2017
(Dollars in thousands)	Homes	Value	Homes	Value
East	1,894	$806,809	2,146	$830,044
Central	1,587	766,742	1,305	617,713
West	1,304	822,759	1,350	787,846
Total	4,785	$2,396,310	4,801	$2,235,603

Sales Order Backlog:	As of June 30,
	2018		2017
(Dollars in thousands)	Homes	Value	Homes	Value
East	1,832	$825,231	1,905	$772,244
Central	1,587	778,782	1,282	655,956
West	1,323	820,175	1,254	712,816
Total	4,742	$2,424,188	4,441	$2,141,016

Average Active Selling Communities:	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
East	121	127	123	126
Central	124	117	119	117
West	52	50	50	54
Total	297	294	292	297

Average Selling Price of Homes Closed:	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)	2018	2017	2018	2017
East	$407	$407	$407	$397
Central	477	479	483	479
West	612	580	593	562
Total	$480	$477	$477	$470

Reconciliation of Non-GAAP Financial Measures

The following tables set forth reconciliations of: (i) EBITDA and adjusted EBITDA to net income before allocation to non-controlling interests and (ii) net homebuilding debt to total capitalization ratio.

Adjusted EBITDA is a non-GAAP financial measure that measures performance by adjusting net income to exclude interest amortized to cost of sales and interest income, net, income taxes, depreciation and amortization, non-cash compensation expense and loss on extinguishment of debt, if any. Net homebuilding debt to capitalization is a non-GAAP financial measure we calculate by dividing (i) total debt, less unamortized debt issuance costs and mortgage warehouse borrowings, net of unrestricted cash and cash equivalents, by (ii) total capitalization (the sum of net homebuilding debt and total stockholders’ equity).

Management uses these non-GAAP financial measures to evaluate our performance on a consolidated basis, as well as the performance of our regions, and to set targets for performance-based compensation. We also use the ratio of net homebuilding debt to total capitalization as an indicator of overall leverage and to evaluate our performance against other companies in the homebuilding industry. In the future, we may include additional adjustments in the above described non-GAAP financial measures to the extent we deem them appropriate and useful to management and investors.

We believe adjusted EBITDA provides useful information to investors regarding our results of operations because it allows investors to evaluate our performance without the effects of various items we do not believe are characteristic of our ongoing operations or performance and because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted EBITDA also provides an indicator of general economic performance that is not affected by fluctuations in interest rates or effective tax rates, levels of depreciation or amortization, or non-recurring items. Because we use the ratio of net homebuilding debt to total capitalization to evaluate our performance against other companies in the homebuilding industry, we believe this measure is also relevant and useful to investors for that reason.

These non-GAAP financial measures and should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measures of our operating performance or liquidity. Although other companies in the homebuilding industry may report similar information, their definitions may differ. We urge investors to understand the methods used by other companies to calculate similarly-titled non-GAAP financial measures before comparing their measures to ours.

Adjusted EBITDA Reconciliation

	Three Months Ended June 30,
(Dollars in thousands)	2018	2017
Net income before allocation to non-controlling interests	$59,292	$55,930
Interest income, net	(276)	(89)
Amortization of capitalized interest	19,770	23,280
Income tax provision	19,993	22,476
Depreciation and amortization	993	1,026
EBITDA	$99,772	$102,623
Non-cash compensation expense	2,746	3,839
Adjusted EBITDA	$102,518	$106,462

Net Homebuilding Debt to Capitalization Ratio Reconciliation

(Dollars in thousands)	As of June 30, 2018
Total debt	$1,427,264
Unamortized debt issuance costs	9,062
Less mortgage warehouse borrowings	49,818
Total homebuilding debt	$1,386,508
Less cash and cash equivalents	320,102
Net homebuilding debt	$1,066,406
Total equity	2,258,382
Total capitalization	$3,324,788
Net homebuilding debt to capitalization ratio	32.1%